--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
              OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X           Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.


--------------------------------------------------------------------------------

                                  ATTUNITY LTD



6-K Items


1. Press Release re: Attunity Announces Support for Microsoft "Jupiter" Adapter Framework dated June 2, 2003.

                                                                          Item 1

Press Release                                              Source: Attunity Ltd.

Attunity Announces Support for Microsoft "Jupiter" Adapter Framework

Monday June 2, 12:00 pm ET

Attunity Adapters to Legacy Systems Are Now Available for BizTalk Server 2004 Beta Prospects

WAKEFIELD, Mass.--(BUSINESS WIRE)--June 2, 2003-- Attunity Ltd. (NASDAQ: ATTU -
News), a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications, today announced its commitment to support Microsoft BizTalk Server 2004, the foundation of Microsoft's Jupiter vision, and provide its comprehensive adapter suite for the BizTalk Server user community. The Attunity Adapters for BizTalk Server 2004 are now available at http://www.attunity.com/biztalk2004.

"The Attunity adapters are a valuable offering for BizTalk Server 2004 customers since enterprises often need to leverage existing legacy systems for new IT initiatives," said Sanjay Manchanda, group product manager for E-Business Servers at Microsoft Corp. "In order to build a connected and agile business, customers need to be able to quickly tie together legacy systems and current applications. The combination of Attunity adapters and Microsoft BizTalk Server helps customers achieve that goal. Microsoft is pleased that Attunity supports our 'Jupiter' vision and is providing this offering for customers."

The Attunity Adapter Suite for BizTalk Server 2004 allows enterprises to integrate with mainframe, enterprise data sources and legacy applications. The suite includes a comprehensive prebuilt adapter library, support for interfaces including ADO, XML and SOAP, as well as plug-ins for BizTalk Server that look and feel like a natural extension, increasing user productivity and easy of use.

"As a result of the close technical collaboration with Microsoft, Attunity is proud to be one of the vendors to introduce adapters during the upcoming beta distribution of BizTalk Server 2004," said Dan Potter, vice president of marketing at Attunity. "As the 'Jupiter' incorporates integration, content management and commerce capabilities into a unified platform, there is a tremendous need for best-of-breed connectivity provided by Attunity."

BizTalk Server 2004 is the third major release of the product and is the foundation of Microsoft's "Jupiter" vision, which brings together the existing E-Business Servers (BizTalk Server, Content Management Server and Commerce Server) into a more unified environment. "Jupiter" investments include improved experiences for developers and information workers through integration with Visual Studio .NET and Office, integrated security, deployment, management and monitoring across the technologies, and improved web services support for interoperability in the enterprise.

About Attunity Ltd.

Attunity(TM) is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications.

Founded in 1987 and traded on the NASDAQ exchange, Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide.

The Attunity Connect product family provides standards-based access to over 35 data sources on 20 different computing platforms. Attunity Connect adapters reside natively on each target platform and provide enterprise-class integration capabilities such as real-time read/write access, distributed transaction management, heterogeneous joins between relational and non-relational data sources, and optimized query execution. Attunity Connect makes legacy systems accessible through SQL and XML based interfaces including JDBC, ODBC, JCA, COM and SOAP.

Attunity's products are available through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or email info@attunity.com.

Copyright (C) 2003 Attunity Ltd. All rights reserved. Attunity, the Attunity logo, Application Adapter Framework, Attunity AAF, Attunity Connect and Web Services Process Integration are trademarks of Attunity Ltd. All other marks are the property of their respective owners.


______________
Contact:
     Attunity Ltd.
     Itamar Ankorion, 781/213-5220
     Itamar.Ankorion@attunity.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                            (Registrant)



                                            By: /s/Arie Gonen
                                                -------------
                                                Chairman




Date:  June 3, 2003